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                                                                    Exhibit 99.1

                         REPORT AND CONSENT OF AUDITORS


The Board of Directors
Celestica Inc.


The audits referred to in our report dated January 22, 2001 included the related financial statement schedule for the years ended December 31, 1999 and 2000, that is included in the Company's filing on Form 6-K/A dated March 2001. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-9500, 333-9822 and 333-9780) and on Forms F-3 (Nos. Nos.
333-12272 and 333-50240) of Celestica Inc. of our report dated January 22, 2001, with respect to the consolidated balances sheets of Celestica Inc. as of December 31, 1999 and 2000 and the related consolidated statements of earnings
(loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2000, which report appears in the December 31, 2000 annual report filed as an exhibit on the Current Report on Form 6K/A of Celestica Inc. dated March 2000.


                                                     /s/ KPMG LLP
Toronto, Canada                                      Chartered Accountants
January 22, 2001